August 13, 2008
VIA EDGAR
Mr. Robert Telewicz
Mr. Kevin Woody
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CapitalSource Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed on February 29, 2008 File No. 001-31753
Dear Mr. Telewicz and Mr. Woody:
This letter responds to the Staff’s comments set forth in your comment letter addressed to CapitalSource Inc. (the “Company”) dated July 30, 2008 regarding the Company’s Form 10-K for the year ended December 31, 2007. The Company’s responses to the staff’s comments are set forth below the text of each comment from your letter.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operating Results for the Years Ended December 31, 2007, 2006 and 2005
Adjusted Earnings, page 48
1.	Please explain to us how you have met all the disclosure requirements of question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to Adjusted Earnings.
Response: In 2005, we began evaluating the possibility of becoming a real estate investment trust (“REIT”). During our evaluation, we noted that it is common practice among REITs to provide one or more non-GAAP financial measures to supplement their GAAP financial measures, including Funds From Operations (“FFO”), Adjusted Earnings, Funds Available for Distribution (“FAD”) and/or Cash Available for Distribution (“CAD”). During the first quarter of 2006, we began to operate as a REIT and, accordingly, we began evaluating our performance based on several measures, including Adjusted Earnings.

In drafting our disclosures of adjusted earnings, we considered the disclosure requirements of question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the “FAQ”). We believe we have complied with the Commission’s disclosure requirements.
On page 45 of our Form 10-K for the Fiscal Year Ended December 31, 2007, we disclosed the following:
Adjusted Earnings. Adjusted earnings represents net income as determined in accordance with U.S. generally accepted accounting principles (“GAAP”), adjusted for certain items, including real estate depreciation, amortization of deferred financing fees, non-cash equity compensation, realized and unrealized gains and losses on investments in RMBS and related derivatives, unrealized gains and losses on other derivatives and foreign currencies, net unrealized gains and losses on investments, provision for loan losses, charge offs, recoveries, nonrecurring items and the cumulative effect of changes in accounting principles. We view adjusted earnings and the related per share measures as useful and appropriate supplements to net income and net income per share. These measures serve as an additional measure of our operating performance because they facilitate evaluation of the company without the effects of certain adjustments determined in accordance with GAAP that may not necessarily be indicative of current operating performance. Adjusted earnings should not be considered as an alternative to net income or cash flows (each computed in accordance with GAAP). Instead, adjusted earnings should be reviewed in connection with net income and cash flows from operating, investing and financing activities in our consolidated financial statements, to help analyze how our business is performing. Adjusted earnings and other supplemental performance measures are defined in various ways throughout the REIT industry. Investors should consider these differences when comparing our adjusted earnings to other REITs.
Below is our analysis of how the above disclosure satisfies the requirements of the FAQ:
Required Disclosure: The manner in which management uses the non-GAAP measure to conduct or evaluate its business;
Disclosure Excerpt: “We view adjusted earnings and the related per share measures as useful and appropriate supplements to net income and net income per share. These measures serve as an additional measure of our operating performance because they facilitate evaluation of the company without the effects of certain adjustments determined in accordance with GAAP that may not necessarily be indicative of current operating performance.”

Explanation: The excerpted section of the disclosure indicates that management uses Adjusted Earnings as a supplemental measure to (not as a replacement of) the GAAP measures contained in the Income Statement and Statement of Cash Flows to provide additional information about our operating performance by eliminating certain GAAP components of net income. For example, the inclusion of Depreciation Expense on Real Property is added back to facilitate our analysis of controllable Operating Expenses. Also, while our Adjusted Earnings is not identical to the non-GAAP measures of other REITs, we can reasonably compare them to determine our performance relative to other REITs.
Required Disclosure: The economic substance behind management’s decision to use such a measure;
Disclosure Excerpt: “These measures serve as an additional measure of our operating performance because they facilitate evaluation of the company without the effects of certain adjustments determined in accordance with GAAP that may not necessarily be indicative of current operating performance.”
Explanation: The excerpted section of the disclosure indicates that the economic substance behind the decision to use Adjusted Earnings is to provide an additional perspective to operating results without the impact of certain non-cash GAAP income and expense items. For example, as further described in our response below to the Commission’s comment regarding Other (Expense) Income in our Residential Mortgage Investment Segment, we own Agency MBS and a related risk management derivative portfolio for which changes in fair value flow through Net Income. Because of recent industry trends, the effect of marking-to-market the Agency MBS and risk management derivative portfolios created significant volatility in our consolidated GAAP results. However, with Adjusted Earnings, we are able to adjust for the mark-to-market valuations and present to the reader supplemental information that we believe is useful in evaluating the company’s financial performance.
Required Disclosure: The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
Disclosure Excerpt: “Adjusted earnings should not be considered as an alternative to net income or cash flows (each computed in accordance with GAAP). Instead, adjusted earnings should be reviewed in connection with net income and cash flows from operating, investing and financing activities in our consolidated financial statements, to help analyze how our business is performing. Adjusted earnings and other supplemental performance measures are defined in various ways throughout the REIT industry. Investors should consider these differences when comparing our adjusted earnings to other REITs.”

Explanation: The excerpted section indicates that management believes that Adjusted Earnings is useful in certain limited analyses as a supplemental measure and should not be used as a substitute for the GAAP measures contained in the Income Statement and Statement of Cash Flows.
Required Disclosure: The manner in which management compensates for these limitations when using the non-GAAP financial measure; and
Disclosure Excerpt: “Adjusted earnings should not be considered as an alternative to net income or cash flows (each computed in accordance with GAAP). Instead, adjusted earnings should be reviewed in connection with net income and cash flows from operating, investing and financing activities in our consolidated financial statements, to help analyze how our business is performing.”
Explanation: The excerpted section indicates that management compensates for the limitations of Adjusted Earnings by advising the reader that it should not be considered as an alternative to net income or cash flows. Instead, we suggest that it be used as a supplemental measure in conjunction with the GAAP measures contained in the Income Statement and Statement of Cash Flows to provide additional information about our financial performance rather than as a stand alone measure.
Required Disclosure: The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
Disclosure Excerpt: “These measures serve as an additional measure of our operating performance because they facilitate evaluation of the company without the effects of certain adjustments determined in accordance with GAAP that may not necessarily be indicative of current operating performance.”
Explanation: The excerpted section indicates management’s belief that it is useful to supplement the information provided by GAAP measures with Adjusted Earnings to allow for the consideration of the GAAP impacts of the various income items noted (e.g., real estate depreciation, amortization of deferred financing fees, non-cash equity compensation, realized and unrealized gains and losses on investments in RMBS and related derivatives, unrealized gains and losses on other derivatives and foreign currencies, net unrealized gains and losses on investments, provision for loan losses, charge offs, recoveries, nonrecurring items and the cumulative effect of changes in accounting principles). We note that this is similar to the practices of other REITs who also publish certain non-GAAP measures to supplement their GAAP measures. Since such reporting practice is common in the REIT industry, we believe it is important for us to also utilize similar non-GAAP measures as supplemental information so as to promote greater comparability with other REITs.

Comparison of the Years Ended December 31, 2007 and 2006
Residential Mortgage Investment Segment
Other (Expense) Income, page 52
2.	We note that you have recognized a net unrealized gain on your Agency Mortgage Backed Securities of approximately $34.9 million for the year ended December 31, 2007. Given recent industry trends, explain to us how you were able to recognize an unrealized gain for the year. In your response please tell us the total gross asset purchases and sales during the year.
Response: Substantially all of our Agency Mortgage Backed Securities (“Agency MBS”) are collateralized by 3/1, 5/1 and 7/1 hybrid adjustable rate residential mortgage loans, and are guaranteed by Fannie Mae or Freddie Mac. The rates of interest on our Agency MBS are based on the coupon rates of interest on the underlying hybrid adjustable rate loans. As such our Agency MBS are fixed-rate for stipulated periods of time, such as three, five or seven years, and then reset annually thereafter. The Agency MBS in our portfolio were all in the fixed-rate period as of December 31, 2007.
To mitigate the interest rate risk related to the fixed rate periods of the Agency MBS, we hedge our portfolio. We account for our Agency MBS at fair value; therefore, changes in the fair value of the Agency MBS flow through net income, regardless of whether the gains or losses are realized or unrealized.
Agency MBS are subject to changes in value due to, among other things, changes in the market level of interest rates (e.g., LIBOR) and changes in market spreads for mortgage securities relative to the market level of interest rates. For changes in the market level of interest rates, during the fixed rate period, Agency MBS perform similarly to other fixed-rate securities. That is, an inverse relationship between price and the level of interest rates exists such that as market interest rates decrease, prices for Agency MBS tend to increase. For changes in market spreads for mortgage securities, the values of Agency MBS move inversely to the required market yield on such Agency MBS. That is, as the market spread increases, prices for Agency MBS tend to decrease.
During the year ended December 31, 2007, the change in market interest rates tended to increase the value of our Agency MBS. However, adverse market conditions resulted in an increase in the market spread applicable to Agency MBS. This increase in spread caused a reduction in the value of the Agency MBS, partially offsetting the increase due to the change in the level of market interest rates. These two factors together resulted in a net increase in the value of our Agency MBS driving an increase of $34.9 million in the fair value, which was reflected in our 2007 results. It should be noted that we obtain independent third-party market valuations, including broker quotes, to validate the valuation of these investments at each reporting date.

As noted above, we hedge this portfolio to reduce the level of interest rate risk. During 2007, decreases in market interest rates tended to decrease the value of our risk management derivatives driving a decrease in value of $79.6 million. For the portfolio as a whole (including the risk management derivatives), the adverse market conditions generated a net realized and unrealized loss of $44.7 million (the net of $79.6 million and $34.9 million).
There was a total face amount of $1.111 billion of Agency MBS purchased during 2007. These assets had a fair value of $1.109 billion at the time of purchase. There were no Agency MBS sold in 2007.
* * * *
In connection with its responses to the foregoing Staff comments, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions concerning these matters, please do not hesitate to call me at (301) 841-2866.

Sincerely,
/s/ Thomas A. Fink
Thomas A. Fink Chief Financial Officer